UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73902 / December 22, 2014

Admin. Proc. File No. 3-16060

In the Matter of

FOX PETROLEUM, INC.,
NEDAK ETHANOL, LLC, and
PLASTER CASTER, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Fox Petroleum, Inc., Nedak Ethanol, LLC, or Plaster Caster, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to Fox Petroleum, Inc., Nedak Ethanol, LLC, and Plaster Caster, Inc. The order contained in that decision are hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Fox Petroleum, Inc., Nedak Ethanol, LLC, and Plaster Caster, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Fox Petroleum, Inc., Nedak Ethanol, LLC, Neptunus Ventures, Inc., and Plaster Caster, Inc.*, Initial Decision Rel. No. 694 (Oct. 20, 2014), 110 SEC Docket 01, 2014 WL 5320132. The stock symbol and Central Index Key numbers are: FXPT and 1326252 for Fox Petroleum; 1337226 for Nedak Ethanol, LLC; and 1498286 for Plaster Caster, Inc.

INITIAL DECISION RELEASE NO. 694
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16060

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of FOX PETROLEUM, INC., NEDAK ETHANOL, LLC, NEPTUNUS VENTURES, INC., and PLASTER CASTER, INC.	INITIAL DECISION ON DEFAULT AS TO THREE RESPONDENTS October 20, 2014

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on September 9, 2014, alleging that Respondents have securities registered with the Commission under Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports. On September 15, 2014, the Division of Enforcement (Division) filed a declaration demonstrating that each Respondent was served with the OIP by September 12, 2014. *See* 17 C.F.R. § 201.141(a)(2)(ii).

The OIP required that Respondents answer the allegations within ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). As of the date of this Initial Decision, no Respondent had filed an answer. On September 25, 2014, I issued an Order Postponing Hearing and Scheduling Prehearing Conference, in which I postponed the hearing and stated that I would default any Respondent who failed to answer the OIP, participate in a telephonic prehearing conference on September 30, 2014, or otherwise defend the proceeding. *Fox Petroleum, Inc.*, Admin. Proc. Rulings Release No. 1847, 2014 SEC LEXIS 3606.

No Respondent participated in the September 30, 2014, prehearing conference. The Division stated that it had received a signed offer of settlement from Neptunus Ventures, Inc., and that Nedak Ethanol, LLC (Nedak Ethanol), did not object to a default. Tr. 3.[1] The Commission issued an Order Making Findings and Revoking Registration of Securities of Neptunus Ventures, Inc., on October 3, 2014. *Fox Petroleum, Inc.*, Exchange Act Release No. 73293, 2014 SEC LEXIS 3813.

[1] Citation is to the prehearing conference transcript.

I find Fox Petroleum, Inc. (Fox Petroleum), Nedak Ethanol, and Plaster Caster, Inc. (Plaster Caster), in default for failing to answer the OIP, participate in the telephonic prehearing conference on September 30, 2014, or otherwise defend the proceeding. *See* 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations to be true as to these three respondents. *See* 17 C.F.R. § 201.155(a).

Findings of Fact

Fox Petroleum, Central Index Key (CIK) No. 1326252, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fox Petroleum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2012, which reported a net loss of $35,252,176 from the company's February 4, 2004, inception to May 31, 2012. As of August 22, 2014, the company's stock (symbol "FXPT") was traded on the over-the-counter markets.

Nedak Ethanol, CIK No. 1337226, is an inactive Nebraska limited liability company located in Atkinson, Nebraska, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nedak Ethanol is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $3,594,944 for the prior three months.

Plaster Caster, CIK No. 1498286, is a Michigan corporation located in Ann Arbor, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Plaster Caster is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 2012, which reported a net loss of $20,654 from the company's April 19, 2007, inception through June 30, 2012.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Fox Petroleum, Nedak Ethanol, and Plaster Caster have failed to make these filings. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, Fox Petroleum, Nedak Ethanol, and Plaster Caster have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain valid addresses on file with the Commission, did not receive such letters.

Fox Petroleum, Nedak Ethanol, and Plaster Caster have violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 by failing to file timely annual and quarterly reports.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Fox Petroleum, Nedak Ethanol, and Plaster Caster have committed recurrent violations in that each repeatedly failed to file periodic reports for over two years. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Fox Petroleum, Nedak Ethanol, and Plaster Caster are culpable because each knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Fox Petroleum, Nedak Ethanol, and Plaster Caster forfeited an opportunity to show they have made efforts to remedy past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Fox Petroleum's, Nedak Ethanol's, and Plaster Caster's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Fox Petroleum, Inc., Nedak Ethanol, LLC, and Plaster Caster, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge